UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021
Commission File Number: 001-35284

Ellomay Capital Ltd.
(Translation of registrant’s name into English)

18 Rothschild Blvd., Tel Aviv 6688121, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K/A of Ellomay Capital Ltd. (the “Registrant”) is furnished for the purpose of amending typos in the condensed consolidated statements of financial position and statements of cash flows included in Exhibit 99.1 of the Report of Foreign Private Issuer on Form 6-K furnished by the Registrant to the Securities and Exchange Commission on March 31, 2021 (the “Original Report”), caused mainly due to formatting errors. Except as so amended, the Original Report remains as originally furnished.

This Report on Form 6-K/A of Ellomay Capital Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

Exhibit 99.1.	Press Release: “Ellomay Capital Reports Results for the Fourth Quarter and Full Year of 2020,” dated March 31, 2021.

Exhibit 99.2	Press Release: “Ellomay Capital Announces the Filing of the Annual Report on Form 20-F for 2020,” dated March 31, 2021.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd. By: /s/ Kalia Weintraub Kalia Weintraub Chief Financial Officer

Dated: April 1, 2021